NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN COMMENCES NATURAL GAS PRODUCTION
AND SALES AT TILLER RANCH LEASE

- Initial Natural Gas Flow Established from the Tiller Ranch #1 Well -

Houston, TX January 19th, 2006 Petrogen Corp.(OTC Bulletin Board: PTGC), announced today that natural gas production and sales commenced early January of this year from the Company's Tiller Ranch #1 (TR#1) discovery well at its Tiller Ranch Lease (the Lease), Tom Graham Field, Jim Wells County, Texas. With a known active water drive in the area, preliminary daily natural gas flow from the TR#1 is currently being produced at rates averaging 650+MCFD and approximately 5 BCD utilizing an initial small 5/64 choke size. The Company is currently conducting comprehensive analyses towards optimizing future production rates thereby maximizing total project value to its shareholders.

Petrogen's Chairman and CEO, Sacha H. Spindler stated, Establishing immediate production and sales from Tiller Ranch Field after completion of our substantial natural gas discovery there assures our business strategy for the area is on track for 2006. Tiller Ranch Field is quickly becoming the key growth driver for Petrogen's immediate business development objectives and we anticipate that five additional infill and step out well locations of similar quality can be drilled and completed as natural gas producers at Tiller Ranch Field in the very near term. If successful, these additional new wells will significantly impact Petrogen's current performance metrics.

Petrogen announced on December 7th, 2005 that it had successfully completed the TR#1 in the Stillwell Sands, the deepest of ten potential natural gas-bearing zones. As part of the measures being undertaken by the Company to optimize overall long term natural gas production from the Lease, careful attention is being taken to implement best practices production optimization methodologies on the project. This will ensure that a careful balance of natural gas flow rates are incorporated into the production profile of the TR#1 initially, as well as all subsequent infill and step out well locations to ensure that the maximization of reserves from the Lease can be attained.

Mr. Spindler further stated, "We have positioned Petrogen in a very short period of time as a very strong emerging natural gas development and production Company through our current Texas Gulf Coast natural gas development mandate. We will continue to build upon the successes of our recent natural gas discoveries with plans to develop numerous new gas wells on our Texas Gulf Coast properties throughout this calendar year."

The Lease is located within Tom Graham Field, Jim Wells County, Texas, which has produced over thirteen billion cubic feet of natural gas (13 Bcfg) from twenty-five distinct sands as well as six million eight hundred thousand barrels of oil (6.8 Mmbo) from six sands. Extensive subsurface control, provided by approximately twenty-five wells located on or adjacent to the Lease, indicate that up to 18 Bcfe of natural gas reserves could be recovered through the development of up to six new natural gas wells. Wells in the area have average production histories of approximately eight to ten years with cumulative production of approximately 3.0 Bcfg per well. Gas sales from the TR#1 are being made through the Company's newly constructed gathering facilities as reported in its December 15th, 2005 news release, which is being sold into the Enterprise Products Partners natural gas pipeline system in South Texas.

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.